13601 Via Varra, Broomfield Colorado, 80020

November 2, 2023
VIA EDGAR
Ms. Claire Erlanger; Mr. Kevin Woody
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Crocs, Inc.
Form 10-K for the Year Ended December 31, 2022
Form 8-K furnished July 27, 2023
File No. 000-51754
Dear Ms. Erlanger and Mr. Woody:
On behalf of Crocs, Inc. (the “Company”), the Company acknowledges receipt of the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 26, 2023 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed by the Company with the Commission on February 16, 2023, and the Current Report on Form 8-K, furnished by the Company with the Commission on July 27, 2023.
The Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. As communicated to Ms. Erlanger on October 31, 2023, the Company hereby requests an extension to respond by no later than November 27, 2023. This additional time will enable the necessary internal review related to the Company’s response to the Comment Letter.
Thank you for your consideration of the Company’s request for an extension. If you have any questions, please do not hesitate to call me at (303) 848-7000.
                    Respectfully submitted,
CROCS, INC.
By:    /s/ Anne Mehlman
Name:    Anne Mehlman
Title:    Chief Financial Officer
cc: Jason Day, Perkins Coie LLP

www.crocs.com